November 15, 2018

Ben Silbert
General Counsel and Secretary
Avista Healthcare Public Acquisition Corp.
65 East 55th Street
18th Floor
New York, NY 10022

       Re: Avista Healthcare Public Acquisition Corp.
           Amendment No. 2 to Registration Statement on Form S-4
           Filed November 5, 2018
           File No. 333-227090

Dear Mr. Silbert:

      We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 24, 2018 letter.

Amendment No. 2 to Registration Statement on Form S-4 filed November 5, 2018

Risk Factors
Risks Related to AHPAC and the Business Combination
Certain members of the AHPAC Board and AHPAC's officers are also members of the investment committee of the PIPE Investors, page 72

1. We note your response to comment 1. Please expand your disclosure to clarify that the terms of the merger, including the exchange ratio of 2.03 AHPAC shares for each share of
       Organogenesis, were negotiated by Messrs. Dean and Burgstahler who, at the same time,
 Ben Silbert
FirstName LastNameBen Acquisition Corp.
Avista Healthcare Public Silbert
Comapany 15, 2018
November NameAvista Healthcare Public Acquisition Corp.
November 15, 2018 Page 2
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FirstName LastName
         approved the private investment at the effective price of $5.91 per share and controlled the
         Sponsor, which, in turn, surrendered AHPAC shares to provide Organogenesis with equity at an effective price of $7.035 per share, and that such terms may not reflect the value of
         Organogenesis stock if it were a publicly-traded company.
2. Please clarify what it means to "primarily" represent AHPAC in the negotiations.
         Additionally, if accurate, please specifically state that Thompson Dean, David
         Burgstahler, Sriram Venkataraman and Robert Girardi are investors in the PIPE investment.
The Business Combination, page 95

3. We note your response to comment 5 with respect to the proxy statement regarding your
         October 4, 2018 extraordinary general meeting. While your response did not address the basis for your belief that your redemption offer was not required to comply with the provision of Exchange Act Rule 13e-4 and Regulation 14E, we do not have any follow up comments about this issue at this time. Our decision to not issue additional comments should not be interpreted to mean that we either agree or disagree with your response.
Background of the Business Combination , page 98

4. Please expand your disclosure to discuss the uninterested and independent Directors approval of the transaction with the PIPE Investors as required by
Article 49.7(b) of your
         Articles of Association.
The AHPAC Board's Reasons for the Approved Business Combination, page 106

5. Please expand your disclosure to highlight the lack of an independent third party fairness or valuation advisor in determining the value of Organogenesis.
6. We note that your description of the comparable companies analysis also compared average annual percentage revenue growth and 2019 estimated gross margin percentages for the comparable companies. Please present the results from this analysis.
AHPAC's Management's Discussion and Analysis of Financial Condition and Results of
Operations
Contractual Obligations, page 168

7. You disclose the following on page 22 of Form 10-Q for the period ended September 30,
         2018: "Pursuant to a deferred fee letter, dated as of August 17, 2018, the Underwriters agreed that, in the event the deferred discount becomes payable upon the completion of a business combination, such amount will be reduced to $5,128,205. The deferred underwriting commissions held in the Trust Account will be forfeited in the event we do not complete a business combination, subject to the terms of the Underwriting Agreement.
         The Underwriters are not entitled to any interest accrued on the deferred underwriting commissions." You also disclose on page 13 of the Form 10-Q that "The Deferred
 Ben Silbert
Avista Healthcare Public Acquisition Corp.
November 15, 2018
Page 3
      Commission will be forfeited if the Company is unable to complete a business combination in the prescribed time." Please address the following:
        Please revise your Form S-4 to discuss the updated terms in the deferred fee letter, and clearly disclose the reasons for the deferred underwriting amounts forfeited by the underwriters to date.
        Clearly disclose the revised date for completing a business combination after which the remaining deferred underwriting fee of $5,128,205 will be forfeited.
       You may contact Keira Nakada at 202-551-3659 or Kevin Vaughn at 202-551-3494 if
you have questions regarding comments on the financial statements and related matters. Please contact Christine Westbrook at 202-551-5019 or Suzanne Hayes at 202-551-3675 with any other questions.



                                                           Sincerely,
FirstName LastNameBen Silbert
                                                      Division of Corporation
Finance
Comapany NameAvista Healthcare Public Acquisition Corp.
                                                      Office of Healthcare &
Insurance
November 15, 2018 Page 3
cc:       Jackie Cohen, Esq.
FirstName LastName